February 22, 2010

Karl Hiller, Branch Chief
Joanna Lam, Staff Accountant
Ken Schuler, Mining Engineer
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-7010
Fax: 202-772-9368

Staff letters, dated September 24, 2009, November 20, 2009,
December 18, 2009, and February 2, 2010

This letter and the accompanying marked copy of Global Gold Corp.'s (the "Company" or "Global Gold") Report on Form 10-K/A for the year ending December 31, 2008 (the "Amendment") filed on February 20, 2010 amending the Company’s report on Form 10-K for the year ended December 31, 2008 (the "Original Filing") respond to the Staff letters, dated September 24, 2009, November 20, 2009, December 18, 2009, and February 2, 2010 (collectively, "the Letters", and individually identified by the date thereof) as supplemented by various conversations among the Staff and the officers of the Company.  The responses set forth below are identified by the specific comment numbers contained in the letters.

September 24, 2009 Letter:

Comment No. 1:  As discussed with the Staff and as reflected by the audit opinion contained in the Amendment, the scope of the audit reported on has been detailed and limited and the cumulative columns or years have been clearly marked "unaudited".

Comment No. 2:  As marked in the Consolidated Balance Sheets, the "Additional Paid In Capital" and "Accumulated Other Comprehensive Income" have been adjusted to reflect the same measures as set forth in the changes in Stockholders' Equity.  See pages F-2 and F-6 of the Financial Statements in the amendment.

Comment No. 3:  We have conformed the "Gains On Sales of Investments" for 2007 and for the cumulative period.  See pages F-7.

Comment No. 4:  We have amended and retitled “foreign currency translation adjustments” and “unrealized gains arising during the year” to "Other Comprehensive Income" for the years 2007 and 2008 in the Consolidated Statements of Operations and Comprehensive Loss and the Comprehensive Income table and conformed the amounts to be consistent with the Consolidated Statement of Changes in Stockholders' Equity.  See pages 15, F-3 and F-10.

Global Gold Corporation     •     45 East Putnam Avenue     •     Greenwich, CT 06830
Phone: 203.422.2300     •     Fax: 203.422.2330
www.globalgoldcorp.com

Comment No. 5:  We have revised our disclosures with respect to Acquisition, Exploration and Development Costs so as to conform with the comments and statutory references provided.  See Note 2m to the Consolidated Financial Statements.  In addition, the Company intends to continue compliance with the requirements of EITF 04-2 and 3 and SFAS 144.  See also "Critical Accounting Policies" at page 15.

Comment No. 6:  We have conformed our accounting practices.  See the above response to Comment No. 5.

Comment No. 7:  See Note 2.o to the Consolidated Financial Statements on page F-11 for amended disclosure note to eliminate any confusion regarding our accounting practices for principles of consolidation.

Comment No. 8:  We have eliminated language in Note 2.p to the Consolidated Financial Statements at page F-11 to conform to the comment pertaining to Depreciation, Depletion and Amortization.

Comment No. 9:  In response to this Comment, we have increased the detail of the descriptions of our agreements and commitments and updated their status through December 31, 2008.  See pages F-20 to F-21.  Please note that the differences between proven reserves according to 43-101 and SEC Industry Guide 7 are discussed at "Cautionary Note to U.S. Investors" at page 3 and item 1, "Description of Business".

Comment No. 10:  "Cautionary Note to U.S. Investors" has been placed on the Company's website.

Comment No. 11:  We have amended the Form 10-K to reflect that the Company is solely an exploration stage company.  See Part I and "The Consolidated Financial Statements".  Please note that we have clearly noted that the Company does not have reserves that have been documented as required by SEC Industry Guide 7.

Comment No. 12:  We have inserted maps in the Amendment for the Company's properties in Armenia and Chile.  See pages 5 and 7 of Part I of the Amendment.

Comment Nos. 13-17:  We have addressed the cumulative comments at pages 5 through 7 of Part I of the Amendment by increasing our disclosure as requested in the comments.

Comment No. 18:  The material called for by this Comment was sent to Mr. Schuler in October, 2009.

Comment No. 19:  All language referring to National Instrument 43-101 that was prepared has been removed.

Comment No. 20:  Management biographies have been provided to Mr. Schuler in October, 2009.

November 20, 2009 Letter:

Comment No. 1:  See responses to Comments 1 and 3 through 9 in the September 24, 2009 Letter above.

Comment No. 2:  See response to Comment 11 in the September 24, 2009 Letter above.

Comment No. 3:  No recognizable reserves disclosed.

Comment No. 4:  See response to Comment 12 in the September 24, 2009 Letter above.

Comment Nos. 5-8:  See expanded disclosure in response to property comments in the September 24, 2009 Letter above.

December 18, 2009 Letter:

Comment No. 1:  See "Explanatory Note" at page 1 of the Amendment.

Comment No. 2:  See Form 8-K filed on February 18, 2010.

February 2, 2010 Letter:

Comment No. 1:  See Form 8-K filed on February 18, 2010.

Comment No. 2:  This letter and the accompanying marked Amendment respond.

Comment No. 3:  See Revised Auditor's Report at F-1 of Amendment clarifying coverage of audit.

Comment No. 4:  See Consolidated Statements of Changes in Stockholders’ Equity (Deficit) at F-4 and F-6 with inception through December 31, 2005 labeled as unaudited.

Comment No. 5-7:  Property descriptions have been modified to respond to initial comments in the September 24, 2009 Letter.

The Company requests, as discussed, that the Staff waive the comments regarding amendment of Quarterly Reports, in view of the Amendment, and due to; the amendment to the Consolidated Balance Sheet as of December 31, 2008 was properly stated in the Quarterly Reports, the cumulative columns on the Consolidated Statements of Operations and Comprehensive Income and Consolidated Statements of Cash Flow are already marked unaudited, the amendments to the Consolidated Statement of Cash Flow for year ended December 31, 2007 does not apply to the Quarterly Reports, as well as the majority of the other amendments for dislosures.  The Company will incorporate all amendments in future reporting but believes that the Quarterly Reports would not warrant amendment for reliance by the public.

Sincerely,

/s/ Jan Dulman
Jan Dulman
Chief Financial Officer

cc:	Van Krikorian
John E. Schmeltzer, III